1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

FOR IMMEDIATE RELEASE

1Q08	Quarterly Management Report April 29, 2008
CONTACT
Elizabeth Sun / Harrison Hsueh
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2088
Topics in This Report
•	Revenue Analysis

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow

•	CapEx & Capacity

•	Recap of Recent Important Events & Announcements
Operating Results Review:
Summary:

(Amounts are on consolidated basis and are in NT billions except otherwise noted)	1Q08	4Q07	1Q07	QoQ	YoY

EPS (NT$ per common share)	1.10	1.31	0.71	(16.4%)	54.0%
(US$ per ADR unit)	0.17	0.20	0.11

Consolidated Net Sales	87.48	93.86	64.90	(6.8%)	34.8%
Gross Profit	38.24	44.84	24.61	(14.7%)	55.4%
Gross Margin	43.7%	47.8%	37.9%

Operating Expense	(9.12)	(8.08)	(6.73)	12.9%	35.4%
Operating Income	29.12	36.76	17.88	(20.8%)	62.9%
Operating Margin	33.3%	39.2%	27.5%
Non-Operating Items	2.45	2.57	2.19	(4.9%)	11.8%

Net Income	28.14	34.48	18.84	(18.4%)	49.4%
Net Profit Margin	32.2%	36.7%	29.0%

Wafer Shipment (kpcs 8 inch-equiv.)	2,196	2,357	1,566	(6.8%)	40.3%
Remarks:
The first quarter diluted earnings per share were NT$1.10, representing an increase of 54.0% over the same period last year and a decline of 16.4% from the previous quarter. The consolidated operating results of 1Q08 are summarized below:
Net sales in the first quarter were NT$87.5 billion, up 34.8% from NT$64.9 billion in 1Q07 and down 6.8% from NT$93.9 billion in 4Q07.
Gross profit for the quarter was NT$38.2 billion with gross margin of 43.7%, 4.1 percentage points lower than the 47.8% gross margin in 4Q07, mainly due to accrued expenses of employee profit sharing and negative impact of a higher than forecast appreciation of the NT dollar.
Operating expenses, including expenses accrued for employee profit sharing, were NT$9.1 billion or 10.4% of net sales. The combined result from non-operating income and long-term investments was a gain of NT$2.4 billion.
Consolidated net income attributable to shareholders of the parent company, including an accrual of employee profit sharing, was NT$28.1 billion, up 49.4% from a year ago level and down 18.4% from the previous quarter. Net profit margin was 32.2% for 1Q08.

TSMC
April 29, 2008	Page 2
I. Revenue Analysis
     I. Wafer Sales Analysis

By Application	1Q08	4Q07	1Q07
Computer	34%	35%	30%
Communication	42%	42%	42%
Consumer	17%	15%	17%
Industrial/Others	5%	5%	7%
Memory	2%	3%	4%

By Technology	1Q08	4Q07	1Q07
65nm and below	15%	10%	1%
90nm	28%	29%	22%
0.11/0.13um	20%	20%	26%
0.15/0.18um	23%	27%	30%
0.25/0.35um	10%	10%	15%
0.50um+	4%	4%	6%

By Customer Type	1Q08	4Q07	1Q07
Fabless/System	71%	68%	65%
IDM	29%	32%	35%

By Geography	1Q08	4Q07	1Q07
North America	76%	79%	77%
Asia Pacific	12%	11%	11%
Europe	9%	8%	7%
Japan	3%	2%	5%
Revenue Analysis:
In-line with our guidance, first quarter 2008 revenue reached NT$87.5 billion. 1Q08 business followed a normal seasonal pattern but revenue was negatively impacted by a 2.6% appreciation in the NT dollar. Demand from consumer related applications grew but communication and computer applications declined during the quarter. On a sequential basis, revenue from consumer applications increased 3%, while revenues for communication and computer applications declined 9% and 12%, respectively.
As a result of continued strong ramp for our 65nm technology, revenue from 65nm reached 15% of total wafer sales during the quarter, up from 10% in the previous quarter. Meanwhile, revenue from 90nm remained strong and accounted for 28% of total wafer sales. Overall, revenues from advanced technologies (0.13-micron and below) accounted for 63% of total wafer sales, up four percentage points from the 4Q07.
Revenues from IDM customers accounted for 29% of total wafer sales in 1Q08, compared to 32% in 4Q07.
From a geographic perspective, revenues from customers based in North America accounted for 76% of total wafer sales. Meanwhile, sales from customers in Asia Pacific, Europe and Japan accounted for 12%, 9% and 3% of wafer sales, respectively.
II. Profit & Expense Analysis
     II — 1. Gross Profit Analysis

(In NT billions)	1Q08	4Q07	1Q07

COGS	49.2	49.0	40.3
Depreciation	18.1	18.5	18.5
Other MFG Cost	31.1	30.5	21.8

Gross Profit	38.2	44.8	24.6

Gross Margin	43.7%	47.8%	37.9%
Gross Profit Analysis:
Gross margin in 1Q08 was 43.7%, down 4.1 percentage points from the previous quarter, reflecting the expensing of employee profit sharing (2.5 percentage points), an appreciation of NT dollar (1.0 percentage point), and a lower level of capacity utilization, partially offset by cost improvements.

TSMC
April 29, 2008	Page 3
     II — 2. Operating Expenses

(In NT billions)	1Q08	4Q07	1Q07

Total Operating Exp.	9.12	8.08	6.73

SG&A	3.85	3.07	2.79

Research & Development	5.27	5.01	3.94

Total Operating Exp. as a % of Sales	10.4%	8.6%	10.4%
Operating Expenses:
Total operating expenses for 1Q08, including the accrued expenses of employee profit sharing (2.3 percentage points), increased by 12.9% sequentially to reach NT$9.1 billion, or 10.4% of net sales, compared with 8.6% of net sales in the previous quarter.
Research and development expenditures increased by NT$258 million quarter-over-quarter, mainly due to expensing of employee profit sharing, offset partially by cost improvement due to the maturity of 65nm technologies.
SG&A expenses increased by NT$780 million from the previous quarter, mostly due to expensing of employee profit sharing.
     II — 3. Non-Operating Items

(In NT billions)	1Q08	4Q07	1Q07

Non-Operating Inc./(Exp.)	1.8	1.7	1.8
Net Interest Income/(Exp.)	1.2	1.2	1.2
Other Non-Operating	0.6	0.5	0.6

L-T Investments	0.6	0.9	0.4
SSMC	0.4	0.5	0.1
Others	0.2	0.4	0.3

Total Non-Operating Items	2.4	2.6	2.2
Non-Operating Items:
Combined result from non-operating income and long-term investments was a gain of NT$2.4 billion for first quarter 2008.
Non-operating income was NT$1.8 billion, up from NT$1.7 billion in the previous quarter, primarily due to lower hedging costs.
Net investment income decreased by NT$300 million in the quarter to NT$577 million.
     II — 4. PSE Impact

	1Q08	4Q07	1Q07

Gross Margin w/ PSE	43.7%	43.2%	34.3%
Gross Margin w/o PSE	46.2%	47.8%	37.9%
PSE Impact	-2.5%	-4.6%	-3.6%

Operating Margin w/ PSE	33.3%	30.2%	20.4%
Operating Margin w/o PSE	38.1%	39.2%	27.5%
PSE Impact	-4.8%	-9.0%	-7.1%

*	PSE: Profit Sharing Expenses

**	2007 PSE impact is estimated using the 12/31/2007 closing share price adjusted for dividends
The Impact of Employee Profit Sharing:
Total impact from employee profit sharing expensing (PSE) on gross margin in 1Q08 was 2.5 percentage points. If we use 12/31/2007 market price, adjusted for dividends, to reflect PSE’s impact in 2007, gross margin in 1Q08 would represent an improvement of 50 basis points from 4Q07.
Similarly, total PSE impact on operating margin was 4.8 percentage points in 1Q08, which was 4.2 percentage points less than that of 4Q07.

TSMC April 29, 2008	Page 4
III. Financial Condition Review

III — 1.	Liquidity Analysis (Selected Balance Sheet Items)

(In NT billions)	1Q08	4Q07	1Q07

Cash & Marketable Securities	210.3	174.8	217.4
Accounts Receivable — Trade	38.0	42.4	33.1
Inventory	21.9	23.9	22.3
Total Current Assets	281.5	249.8	286.1
Accounts Payable	22.6	19.3	19.2
Current Portion of Bonds Payable	8.0	0.0	4.5
Accrued Liabilities and Others	31.4	29.4	21.4
Total Current Liabilities	62.0	48.7	45.1
Current Ratio (x)	4.5	5.1	6.3
Net Working Capital	219.4	201.1	241.0
Liquidity Analysis:
At the end of 1Q08, total cash and marketable securities increased by NT$35.5 billion, as we generated $42.0 billion free cash flow during the quarter. TSMC ended the quarter with total current assets of NT$281.5 billion.
Total current liabilities increased by NT$13.3 billion in 1Q08, primarily due to increases in payables to equipment suppliers, accrual of employee profit sharing, and reclassification of corporate bonds.
Net working capital was NT$219.4 billion at the end of the quarter, current ratio declined slightly to 4.5.

III — 2.	Receivable/Inventory Days
(In Number of Days)

	1Q08	4Q07	1Q07
Days of Receivable	43	42	47
Days of Inventory	46	48	52
Receivable and Inventory Days:
Sequentially, days of receivable increased by one day to 43 days in 1Q08 while days of inventory declined by two days to 46 days.

IlI — 3.	Debt Service

(In NT billions)	1Q08	4Q07	1Q07

Cash & Marketable Securities	210.3	174.8	217.4
Interest-Bearing Debt	22.9	23.1	26.2
Net Cash Reserves	187.4	151.7	191.2
Debt Service:
Net cash reserves — defined as the excess of cash and short-term marketable securities over interest-bearing debt — increased by NT$35.7 billion to NT$187.4 billion at the end of 1Q08. Interest-bearing debt declined slightly due to the appreciation of NT dollar.

TSMC April 29, 2008	Page 5
IV. Cash Flow
     IV — 1. Cash Flow Analysis

(In NT billions)	1Q08	4Q07	1Q07

Net Income	28.1	34.5	18.8
Depreciation & Amortization	19.8	20.3	20.3
Other Operating Sources/(Uses)	9.4	5.0	(1.0)
Total Operating Sources/(Uses)	57.3	59.8	38.1

Capital Expenditure	(15.3)	(19.8)	(14.0)
Marketable Financial Instruments	12.9	8.2	3.5
Other Investing Sources/(Uses)	(0.7)	(1.1)	(2.9)
Net Investing Sources/(Uses)	(3.1)	(12.7)	(13.4)

Repayment of Bonds Payable	0.0	(4.5)	(2.5)
Repurchase of Treasury Stock	(3.1)	(45.4)	0.0
Other Financing Sources/(Uses)	(0.2)	(0.2)	(0.3)
Net Financing Sources/(Uses)	(3.3)	(50.1)	(2.8)

Net Cash Position Changes	50.9	(3.0)	21.9

Exchange Rate Changes & Others	(1.6)	(0.3)	0.6

Ending Cash Balance	144.3	95.0	140.3
Summary of Cash Flow:
Cash generated from operating activities totaled NT$57.3 billion during the quarter, down from NT$59.8 billion in 4Q07.
Net cash used in investing activities was NT$3.1 billion in 1Q08, reflecting capital expenditure of NT$15.3 billion and a net decrease of NT$12.9 billion in marketable financial instruments.
Net cash used in financing activities was NT$3.3 billion during the quarter, as we spent NT$3.1 billion in share buybacks.
As a result, TSMC ended the quarter with a cash balance of NT$144.3 billion.
     IV—2. Operating and Free Cash Flows
Operating and Free Cash Flows:
Cash flows generated from operating activities were NT$57.3 billion during the quarter. Free cash flow, defined as the excess of operating cash flows over capital expenditures, totaled NT$42.0 billion in 1Q08, compared to NT$40.0 billion in 4Q07.

TSMC April 29, 2008	Page 6
V. CapEx & Capacity
     V — 1. Capital Expenditures

(In US millions)	1Q08	4Q07

TSMC	452	577
XinTec and GUC	13	16
TSMC Shanghai & WaferTech	18	17
Other TSMC Subsidiaries	1	1

Total TSMC	484	611
Capital Expenditures:
Capital expenditures for TSMC on a consolidated basis totaled US$484 million during the quarter.
For year 2008, total capital expenditures for TSMC is expected to be around US$1.8 billion, compared with US$2.6 billion spent in 2007.
     V—2. Capacity

	1Q08	2Q08	3Q08	4Q08	2008
Fab / (Wafer size)	(A)	(F)	(F)	(F)	(F)
Fab-2 (6")[1]	248	267	269	272	1,056
Fab-3 (8")	277	283	274	274	1,109
Fab-5 (8")	163	165	167	167	662
Fab-6 (8")	265	272	280	277	1,094
Fab-8 (8")	262	275	278	278	1,094
Fab-12 (12")[2]	197	206	210	214	828
Fab-14 (12")[2]	167	185	225	229	806
WaferTech (8")	105	105	106	106	420
TSMC (Shanghai) (8")	88	110	128	128	453
TSMC total capacity (8" equiv. Kpcs)	2,117	2,241	2,363	2,380	9,101
SSMC (8")	63	67	69	73	272
Total managed capacity (8" equiv. Kpcs)	2,180	2,308	2,433	2,454	9,374

Note:	1.	Figues represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78

	2.	Figues represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25
Capacity:
Total TSMC managed capacity was 2,180K 8-inch equivalent wafers in the first quarter, 4% lower than 4Q07, mostly due to scheduled fab maintenance and less working days.
TSMC managed capacity in 2Q08 will increase by 6% to reach 2,308K 8-inch equivalent wafers.
Total managed capacity for 2008 is expected to reach 9,374K 8-inch equivalent wafers, representing an increase of 13% from 8,290K 8-inch equivalent wafers in 2007, while capacity for 12-inch wafer fabs will increase by 25%.

TSMC April 29, 2008	Page 7
VI. Recap of Recent Important Events & Announcements
•	TSMC First to Deliver 40nm Process Technology, including Embedded DRAM, Mixed Signal & RF and Regular MPW Prototyping Service (2008/03/24)
•	TSMC Announces Reorganization of Advanced and Mainstream Business Units to Improve Structural Profitability and Strengthen Customer Partnership (2008/02/29)
•	TSMC Board Proposes Dividend of NT$3.0 Cash and 0.5% Stock Per Share (2008/02/19)
•	TSMC Board Approves The Cancellation of 800 million Treasury Shares Purchased from The Open Market and Reduction of Capital Stock by NT$8,000 million. (2008/02/19)

•	Sun Selects TSMC to Fab 45-nanometer and Future Generation Processors (2008/02/19)

*	Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES Consolidated Condensed Balance Sheets (Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	March 31, 2008 (unaudited)			December 31, 2007 (audited)		March 31, 2007 (unaudited)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Assets
Current Assets
Cash and Cash Equivalents	$4,745	$144,277	24.2	$94,986	16.6	$140,274	23.0	$49,291	51.9	$4,003	2.9
Investments in Marketable Financial Instruments	2,172	66,034	11.1	79,848	14.0	77,096	12.7	(13,814)	(17.3)	(11,062)	(14.3)
Accounts Receivable — Trade	1,248	37,950	6.3	42,424	7.4	33,094	5.4	(4,474)	(10.5)	4,856	14.7
Inventories, Net	720	21,890	3.7	23,862	4.2	22,259	3.7	(1,972)	(8.3)	(369)	(1.7)
Other Current Assets	372	11,304	1.9	8,702	1.5	13,356	2.2	2,602	29.9	(2,052)	(15.4)

Total Current Assets	9,257	281,455	47.2	249,822	43.7	286,079	47.0	31,633	12.7	(4,624)	(1.6)

Long-Term Investments	1,108	33,693	5.6	36,461	6.4	52,185	8.6	(2,768)	(7.6)	(18,492)	(35.4)

Property, Plant and Equipment	26,886	817,464	136.9	800,352	140.2	734,182	120.6	17,112	2.1	83,282	11.3
Less: Accumulated Depreciation	(18,282)	(555,854)	(93.1)	(540,100)	(94.6)	(483,834)	(79.5)	(15,754)	2.9	(72,020)	14.9

Property, Plant and Equipment, Net	8,604	261,610	43.8	260,252	45.6	250,348	41.1	1,358	0.5	11,262	4.5

Other Assets	667	20,285	3.4	24,330	4.3	20,159	3.3	(4,045)	(16.6)	126	0.6

Total Assets	$19,636	$597,043	100.0	$570,865	100.0	$608,771	100.0	$26,178	4.6	($11,728)	(1.9)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-Term Bank Loans	$—	$—	—	$—	—	$79	—	$—	—	($79)	(100.0)
Accounts Payables	340	10,338	1.7	13,078	2.3	10,129	1.7	(2,740)	(21.0)	209	2.1
Payables to Contractors and Equipment Suppliers	403	12,256	2.1	6,257	1.1	9,094	1.5	5,999	95.9	3,162	34.8
Accrued Expenses and Other Current Liabilities	1,025	31,162	5.2	29,090	5.1	21,101	3.4	2,072	7.1	10,061	47.7
Current Portion of Bonds Payable and Long-Term liabilities	272	8,280	1.4	281	—	4,714	0.8	7,999	2,848.4	3,566	75.6

Total Current Liabilities	2,040	62,036	10.4	48,706	8.5	45,117	7.4	13,330	27.4	16,919	37.5

Bonds Payable	148	4,500	0.8	12,500	2.2	12,500	2.1	(8,000)	(64.0)	(8,000)	(64.0)
Other Long-Term Liabilities	577	17,537	2.9	18,973	3.3	19,415	3.2	(1,436)	(7.6)	(1,878)	(9.7)

Total Liabilities	2,765	84,073	14.1	80,179	14.0	77,032	12.7	3,894	4.9	7,041	9.1

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock	8,429	256,292	42.9	264,271	46.3	258,330	42.4	(7,979)	(3.0)	(2,038)	(0.8)
Capital Surplus	1,700	51,696	8.7	53,733	9.4	54,231	8.9	(2,037)	(3.8)	(2,535)	(4.7)
Retained Earnings	6,862	208,633	34.9	218,864	38.3	215,963	35.5	(10,231)	(4.7)	(7,330)	(3.4)
Treasury Stock	(30)	(918)	(0.2)	(49,385)	(8.7)	(918)	(0.2)	48,467	(98.1)	—	—
Others	(211)	(6,410)	(1.0)	(391)	0.0	1,020	0.2	(6,019)	1,535.8	(7,430)	(728.7)

Total Equity Attributable to Shareholders of the Parent	16,750	509,293	85.3	487,092	85.3	528,626	86.8	22,201	4.6	(19,333)	(3.7)
Minority Interest	121	3,677	0.6	3,594	0.7	3,113	0.5	83	2.3	564	18.1

Total Shareholders’ Equity	16,871	512,970	85.9	490,686	86.0	531,739	87.3	22,284	4.5	(18,769)	(3.5)

Total Liabilities & Shareholders’ Equity	$19,636	$597,043	100.0	$570,865	100.0	$608,771	100.0	$26,178	4.6	($11,728)	(1.9)

Note	:	(1) Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$30.405 as of March 31, 2008.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES Unaudited Consolidated Condensed Income Statements
For the Three Months Ended March 31, 2008, December 31, 2007, and March 31, 2007
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1) Except for Per Share Amounts and Shares Outstanding)

	Q1 2008			Q4 2007		Q1 2007		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$2,767	$87,480	100.0	$93,860	100.0	$64,897	100.0	($6,380)	(6.8)	$22,583	34.8
Cost of Sales	(1,557)	(49,241)	(56.3)	(49,024)	(52.2)	(40,287)	(62.1)	(217)	0.4	(8,954)	22.2

Gross Profit	1,210	38,239	43.7	44,836	47.8	24,610	37.9	(6,597)	(14.7)	13,629	55.4

Operating Expenses
Research and Development Expenses	(167)	(5,270)	(6.0)	(5,012)	(5.3)	(3,942)	(6.1)	(258)	5.1	(1,328)	33.7
General and Administrative Expenses	(84)	(2,662)	(3.0)	(2,039)	(2.2)	(1,902)	(2.9)	(623)	30.6	(760)	40.0
Sales and Marketing Expenses	(37)	(1,184)	(1.4)	(1,027)	(1.1)	(889)	(1.4)	(157)	15.2	(295)	33.1

Total Operating Expenses	(288)	(9,116)	(10.4)	(8,078)	(8.6)	(6,733)	(10.4)	(1,038)	12.9	(2,383)	35.4

Income from Operations	922	29,123	33.3	36,758	39.2	17,877	27.5	(7,635)	(20.8)	11,246	62.9

Non-Operating Income, Net	59	1,872	2.1	1,697	1.8	1,830	2.8	175	10.3	42	2.3
Investment Gains	18	577	0.7	877	0.9	361	0.6	(300)	(34.1)	216	60.1

Income before Income Tax	999	31,572	36.1	39,332	41.9	20,068	30.9	(7,760)	(19.7)	11,504	57.3

Income Tax (Expenses) Benefits	(106)	(3,336)	(3.8)	(4,608)	(4.9)	(1,107)	(1.7)	1,272	(27.6)	(2,229)	201.3

Net Income	893	28,236	32.3	34,724	37.0	18,961	29.2	(6,488)	(18.7)	9,275	48.9

Minority Interest	(3)	(93)	(0.1)	(239)	(0.3)	(122)	(0.2)	146	(61.2)	29	(24.1)

Net Income Attributable to Shareholders of the Parent	890	28,143	32.2	34,485	36.7	18,839	29.0	(6,342)	(18.4)	9,304	49.4

Earnings per Share — Diluted	$0.03	$1.10		$1.31		$0.71		($0.22)	(16.4)	$0.39	54.0

Earnings per ADR — Diluted (2)	$0.17	$5.49		$6.57		$3.57		($1.08)	(16.4)	$1.93	54.0

Weighted Average Outstanding Shares — Diluted (‘M)(3)		25,610		26,243		26,406

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NT$31.614 for the first quarter of 2008.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 26,406M shares for 1Q07 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES Consolidated Condensed Statements of Cash Flows
For the The Three Months Ended March 31, 2008, December 31, 2007, and March 31, 2007
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	1Q 2008		4Q 2007	1Q 2007
	(Unaudited)		(Unaudited)	(Unaudited)
	USD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$890	$28,143	$34,485	$18,839
Net Income Attributable to Minority Interest	3	93	239	122
Depreciation & Amortization	627	19,831	20,281	20,251
Deferred Income Tax	14	435	877	(972)
Equity in Earnings of Equity Method Investees, Net	(18)	(577)	(877)	(361)
Changes in Working Capital & Others	296	9,370	4,754	265

Net Cash Provided by Operating Activities	1,812	57,295	59,759	38,144

Cash Flows from Investing Activities:
Acquisitions of:
Marketable Financial Instruments	(440)	(13,902)	(32,478)	(15,796)
Investments Accounted for Using Equity Method	—	—	6	—
Property, Plant and Equipment	(484)	(15,313)	(19,781)	(13,959)
Financial Assets Carried at Cost	(7)	(213)	(103)	(212)
Proceeds from Disposal or maturity of:
Marketable Financial Instruments	848	26,816	40,680	19,259
Property, Plant and Equipment	—	1	34	1
Financial Assets Carried at Cost	3	93	141	14
Others	(19)	(607)	(1,160)	(2,717)

Net Cash Used In Investing Activities	(99)	(3,125)	(12,661)	(13,410)

Cash Flows from Financing Activities:
Increase (Decrease) in Guarantee Deposits	(12)	(371)	(321)	(388)
Proceeds from Exercise of Stock Options	3	81	35	122
Repayment of Long-Term Bonds Payable	—	—	(4,500)	(2,500)
Repurchase of Treasury Stock	(97)	(3,054)	(45,413)	—
Others	2	58	90	(28)

Net Cash Used in Financing Activities	(104)	(3,286)	(50,109)	(2,794)

Net Increase (Decrease) in Cash and Cash Equivalents	1,609	50,884	(3,011)	21,940

Effect of Exchange Rate Changes and Others	(50)	(1,593)	(331)	497

Cash and Cash Equivalents at Beginning of Period	3,005	94,986	98,328	117,837

Cash and Cash Equivalents at End of Period	$4,564	$144,277	$94,986	$140,274

Note:	(1) Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD31.614 for the three months ended March 31, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 29, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer